UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934 (Amendment No. 3)

VOLCANO CORPORATION

(Name of Subject Company (Issuer))

CLEARWATER MERGER SUB, INC.,

a wholly owned subsidiary of

PHILIPS HOLDING USA INC.,

a wholly owned subsidiary of

KONINKLIJKE PHILIPS N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001

(Title of Class of Securities)

928645100

(Cusip Number of Class of Securities)

Joseph E. Innamorati

Clearwater Merger Sub, Inc.

3000 Minuteman Road

Andover, MA 01810

(978) 687-1501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Matthew G. Hurd

Rita-Anne O’Neill

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,266,918,102	$147,215.88

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Volcano Corporation (the “Company”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $18.00, the tender offer price, by (b) the sum of (i) 51,610,342, the number of issued and outstanding shares of Company common stock, (ii) 2,798,233, the number of shares of Company common stock subject to issuance pursuant to options to purchase shares of Company common stock, (iii) 87,525, the number of shares of Company common stock estimated to be subject to outstanding purchase rights under the Volcano employee stock purchase plan (assuming that the closing price per share of Company common stock as reported on the purchase date for the current offering period was equal to the tender offer price), (iv) 1,033,139, the number of shares of Company common stock subject to or otherwise deliverable in connection with restricted stock units of the Company, and (v) 14,855,100, the number of shares of Company common stock subject to issuance pursuant to outstanding warrants. The foregoing share figures have been provided by the issuer to the offerors and are as of December 15, 2014.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$147,215.88	Filing Party:	Clearwater Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	December 30, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on December 30, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by Clearwater Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Royal Philips”). The Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.001 per share, of Volcano Corporation, a Delaware corporation (the “Company”), including any associated rights to purchase capital stock issued pursuant to the Rights Agreement, dated June 20, 2006, by and between the Company and American Stock Transfer & Trust Company (such rights, together with such shares of the Company’s common stock, the “Shares”), that are issued and outstanding at a price of $18.00 per Share net to the seller in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 30, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 17—“Certain Legal Matters; Regulatory Approvals—Litigation” of the Offer to Purchase is hereby amended and restated in its entirety to reach as follows:

“On December 22, 2014, Melvin Lax, an alleged stockholder of Volcano, filed a purported class action lawsuit in the Delaware Court of Chancery, captioned Lax v. Volcano Corp., et al., Case No. 10485-VCP. On January 7, 2015, Plaintiff filed an amended complaint, against Volcano, its directors, Parent, Purchaser and Goldman Sachs. The amended complaint alleges generally that the Volcano directors breached their fiduciary duties to Volcano stockholders, and that the other defendants aided and abetted such breaches, by agreeing to sell Volcano for inadequate consideration, implementing an unfair process, agreeing to allegedly preclusive deal protections, and omitting material information from Volcano’s December 30, 2014 Schedule 14D-9. The amended complaint seeks, among other things, (1) an injunction prohibiting defendants from proceeding with, consummating or closing the proposed transaction; (2) recission or rescissory damages in the event the proposed transaction is consummated; and (3) attorneys’ fees and costs.

On January 9, 2015, Melissa Gordon, an alleged stockholder of Volcano, filed a purported class action lawsuit against Volcano’s directors, Royal Philips, Parent, Purchaser and Goldman Sachs in the Delaware Court of Chancery, captioned Gordon v. Gallahue, et al. The complaint alleges generally that the Volcano directors breached their fiduciary duties to Volcano stockholders, and that the other defendants aided and abetted such breaches, by agreeing to sell Volcano for inadequate consideration, implementing an unfair process, agreeing to allegedly preclusive deal protections, and omitting material information from Volcano’s December 30, 2014 Schedule 14D-9. The complaint seeks, among other things, (1) an injunction prohibiting defendants from consummating the proposed transaction; (2) recission in the event the proposed transaction is consummated; (3) imposition of a constructive trust upon any benefits improperly received by defendants; and (4) attorneys’ fees and costs.

On January 9, 2015, Mohammed Munawar, an alleged stockholder of Volcano, filed a purported class action lawsuit in the Delaware Court of Chancery, captioned Munawar v. Volcano Corp., et al., against Volcano, its directors, Parent, Purchaser and Goldman Sachs. The complaint alleges generally that the Volcano directors breached their fiduciary duties to Volcano stockholders, and that the other defendants aided and abetted such breaches, by agreeing to sell Volcano for inadequate consideration, implementing an unfair process, agreeing to allegedly preclusive deal protections, and omitting material information from Volcano’s December 30, 2014 Schedule 14D-9. The complaint seeks, among other things, (1) an injunction prohibiting defendants from proceeding with, consummating or closing the proposed transaction; (2) recission or rescissory damages in the event the proposed transaction is consummated; and (3) attorneys’ fees and costs.

On January 12, 2015, plaintiffs Lax and Gordon filed motions for expedited proceedings and a preliminary injunction. Thereafter, the parties agreed to certain expedited discovery, and, between January 15 and January 19, 2015, defendants produced documents to plaintiffs. On January 16, 2015, the Delaware Court of Chancery entered an order consolidating the lawsuits described above and appointing lead counsel for the plaintiffs. A preliminary injunction hearing is currently scheduled for January 27, 2015. We believe this litigation is without merit.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.
99.1	Power of Attorney dated as of January 12, 2015.*

*	As previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2015

CLEARWATER MERGER SUB, INC.

By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Vice President and Secretary

PHILIPS HOLDING USA INC.

By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Senior Vice President and Secretary

KONINKLIJKE PHILIPS N.V.

By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Attorney in Fact

EXHIBIT INDEX

Index No.
99.1	Power of Attorney dated as of January 12, 2015.*

*	As previously filed.